July 29, 2011

Buffalo Funds
c/o Kornitzer Capital Management, Inc.
5420 West 61st Place
Shawnee Mission, Kansas 66205

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated September 28, 2007 regarding the sale of shares of the Buffalo International Fund, and our opinion dated July 30, 2008 regarding the sale of shares of the Buffalo Flexible Income Fund (f/k/a Buffalo Balanced Fund), Buffalo High Yield Fund, Buffalo Large Cap Fund, Buffalo Small Cap Fund and the Buffalo Growth Fund (f/k/a Buffalo USA Global Fund), all series of Buffalo Funds.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

             Very truly yours,

             /s/ Godfrey & Kahn, S.C.

             GODFREY & KAHN, S.C.

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